Exhibit 99.1
SAP Returns to Co-CEO Structure with Bill McDermott and Jim
Hagemann Snabe
     Léo Apotheker’s Contract Will Not Be Extended Based on Mutual Agreement
     WALLDORF, Germany — February 07, 2010
     SAP AG (NYSE: SAP) announced today that the SAP Supervisory Board has reached a mutual agreement with CEO Léo Apotheker not to extend his contract as a member of the SAP Executive Board. Léo Apotheker has resigned as CEO and member of the SAP Executive Board effective immediately.
     The SAP Executive Board, in agreement with the SAP Supervisory Board, has appointed two Co-CEOs: Bill McDermott, head of field organization and Jim Hagemann Snabe, head of product development, both already members of the SAP Executive Board.
     In addition, Vishal Sikka, Chief Technology Officer, has been appointed to the SAP Executive Board. At the request of the SAP Supervisory Board, Hasso Plattner, Co-Founder of SAP and Chairman of the SAP Supervisory Board, will continue to play a strong role in advising the new leaders on technology and product development.
     “The new setup of the SAP Executive Board will allow SAP to better align product innovation with customer needs. The new leadership team will continue to drive forward SAP’s strategy and focus on profitable growth, and will deliver its innovations in 2010 to expand SAP’s leadership of the business software market,” said Hasso Plattner.
     The SAP Supervisory Board thanks Léo Apotheker for his enormous contribution to the success of SAP, which he joined more than 20 years ago, and wishes him all the best for the future.
     The Company will host a call for media and analysts tomorrow, Monday February 8, 2010 at 2:30 pm CET /8:30 am EST. The call will be webcast live on the Company’s website (www.sap.com)

Dial-in numbers are as follows:
Conference ID # 55980679
From Germany:
0800 180 8316 or
+49 69 2222 4728
From the UK:
0800 051 3806 or
+44 20 8602 0818
From the US:
+1 800 573 1506 or
+1 973 200 3368
Replay number:
+1 800 642 1687 or
+1 706 645 9291
Conference ID # 55980679
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With approximately 95,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
For more information, press only:
Herbert Heitmann, SAP, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, SAP, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Guenter Gaugler, SAP, +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
Jim Dever, SAP, +1 610 661-2161, james.dever@sap.com, EST
For more information, financial community only:
Stefan Gruber, SAP, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, SAP, +1 (212) 653-9619, investor@sap.com, ET